EXHIBIT 99.1

TeliaSonera January -- December 2004

STOCKHOLM, Sweden, Feb. 11, 2005 (PRIMEZONE) -- TeliaSonera: Effective January 1, 2004, TeliaSonera applies IFRS 3, which means that goodwill amortization (GWA) has been discontinued.

- Net sales totaled SEK 81,937 million (81,772).

- Operating income increased to SEK 18,793 million (13,140).

- Net income increased to SEK 12,964 million (7,671) and earnings per share climbed to SEK 2.77 (1.64).

- Merger synergy target met.

- Strong customer growth:

- 1.5 million new customers in the Nordic and Baltic operations.

- 13 million new customers in Eurasia, Russia and Turkey.

- Acquisition of Orange in Denmark, full ownership in Omnitel and con-solidation of Eesti Telekom.

- To increase future competitiveness, measures have now been initiated to bring down annual costs by SEK 5-6 billion with full effect in three years.

- Proposed dividend SEK 1.20 per share (SEK 1.00 in total).

- Approximately SEK 10 billion repurchase of shares through a public offer to be proposed to the Annual General Meeting in April 2005 as earlier communicated.

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CONTACT:
 Questions regarding content in the reports:
 TeliaSonera AB
 Investor Relations
 SE-106 63 Stockholm, Sweden
 Tel. +46 8 504 550 00
 Fax +46 8 611 46 42
 www.teliasonera.com/ir

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 Tel. +46 372 851 42
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 www.teliasonera.com/ir